Ballard Powered Fuel Cell Bus Begins Field Trials in
Europe

Madrid receives the first of three zero-emission buses Powered by Ballard™
as part of the European Fuel Cell Bus Project

For Immediate Release - May 5, 2003

Vancouver, Canada - Ballard Power Systems’ (TSX: BLD; NASDAQ: BLDP) customer and partner, DaimlerChrysler, today delivered the first zero-emission Mercedes-Benz Citaro Bus powered with a Ballard® fuel cell engine to public transport authorities in Madrid, Spain, as part of the European Fuel Cell Bus Project. This is the first of 30 Citaro buses equipped with 205 kW Ballard® fuel cell engines that will be delivered over the next year to ten different cities, including Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Rekjavik, Stockholm and Stuttgart. These fuel cell buses will be driven by regular transit bus drivers, carrying passengers in daily service in each city for a two-year field trial program. Ballard has shipped 18 heavy-duty fuel cell engines to DaimlerChrysler’s Mannheim bus assembly plant under this Project and expects to ship the remaining engines in 2003.

“Thousands of people all across Europe will have the opportunity to experience first-hand, the clean, quiet and comfortable ride of these zero-emission buses,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “In addition to demonstrating the considerable advantages of fuel cell power for urban transit, the European Fuel Cell Bus Project provides a unique opportunity to showcase the diversity of solutions available for the production and delivery of hydrogen fuel. To fuel the 30 buses, ten hydrogen refueling stations will be established, each producing hydrogen using a unique process, highlighting the flexibility available with hydrogen production. This is the start of the fuel cell and hydrogen revolution in Europe.”

As an extension of its heavy-duty engine programs, Ballard recently began the integration of its engine into the first of three Gillig Corporation buses at its Burnaby, BC facilities, for delivery to Gillig’s customer, Santa Clara Valley Transportation Authority (VTA) in 2004. These buses represent the fourth field trial for Ballard® fuel cell powered buses in North America. Previous generation engines operated in bus field trials in Chicago, Vancouver and Palm Springs. This is a joint demonstration program with the Santa Clara VTA, the San Mateo Transportation District, the California Fuel Cell Partnership and the California Air Resources Board.

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Ballard Powered Fuel Cell Bus Begins Field Trials in Europe (continued)

To support global fleet demonstrations of buses powered with Ballard heavy-duty fuel cell engines, Ballard has established a comprehensive support program. At the end of February, it launched the Ballard® fuel cell engine training lab at its Burnaby facility.  Representatives from each of the transit agencies that will be servicing and maintaining the buses will participate in a five to six week training program, designed to develop hands-on knowledge and understanding of hydrogen and fuel cell engine technology.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane (PEM) fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, alternative fuel generator sets and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Nissan, Volkswagen, Yamaha, Cinergy and Coleman Powermate, among others.

For media information in Europe, please Contact:

Debby Harris

001.604.726.2254

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